October 2, 2013

John Reynolds Assistant Director United States Securities and Exchange Commission Washington, D.C. 20549

Re:	China Cord Blood Corporation
Registration Statement on Form F-3
Filed September 12, 2013
File No. 333-191121

Dear Mr. Reynolds:

We hereby provide responses to comments issued on September 26, 2013 (the “Staff’s Letter”) regarding the Registration Statement on Form F-3 (File No. 333-191121)(the “F-3”) of China Cord Blood Corporation (the “Company”).

In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

General

1.	It appears that you are relying on General Instruction I.B.1 to Form F-3 for your offering. If so, please provide us with the analysis supporting your conclusion that you have an aggregate market value greater than $75 million, after excluding affiliates.

COMPANY RESPONSE:

The Company notes the following calculations for the Staff’s benefit:

Total outstanding ordinary shares as of August 31, 2013: 73,003,248 (excludes shares held by the Company).

Shares held by persons that may be viewed as affiliates of the Company: 2,748,982 (shares held by directors and officers but excluding the shares owned by Golden Meditech Holdings Limited), 30,681,266 (shares held by Golden Meditech Holdings Limited) and 7,314,015 (shares held by Cordlife Group Limited).

Closing price per ordinary shares on August 30, 2013: $3.83.

Total public float for purposes of filing of the F-3: $123.6 million

John Reynolds U.S. Securities and Exchange Commission October 2, 2013 Page 2

Incorporation by Reference, page 23

2.            We note your Form 6-K submitted on August 26, 2013 contains interim financial statements; however you have not provided a complete set of interim financial statements directly in your Form F-3 or through incorporation by reference. Please advise us how you considered Item 5 of Form F-3 or revise as appropriate.

COMPANY RESPONSE:

In view of the contents of the interim financial statements, the Company did not view that the material information requirement had been triggered, and as the most recent audited financial statements are not more than nine months old, the Company does not believe that the financial statements incorporated by reference in Form F-3 are not in compliance with Item 8A of Form 20-F.

The Company acknowledges that Item 5 of Form F-3 includes two possible updating requirements in this regard: either the need to include material information not included in the F-3 or incorporated by reference therein or the need to update the financial statements to comply with Item 8A of Form 20-F.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer